CONSENT OF AMEC E&C SERVICES, INC.

AMEC E&C Services, Inc. consents to the use of its name as an author of the report: “43-101 Technical Report, Cerro Casale Project, Northern Chile”, dated August 22, 2006, filed as exhibit to the Annual Report on Form 40-F of Arizona Star Resource Corp. as filed with the United States Securities and Exchange Commission.

Dated: 1 September 2006    Signed:   ___________________

Larry B. Smith

AMEC E&C Services

Mining & Metals Consulting

2001 W. Camelback Road, Suite 300

Phoenix, Arizona

USA 85015

Tel	+1	602	343	2400
Fax	+1	602	343	2499